UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

1 November 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Delek Logistics Partners, LP

File No. 333-182631 -- CF# 28902

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Delek Logistics Partners, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.6 to Amendment No. 2 to Form S-1 filed on October 4, 2012, which was designated as Exhibit 10.8 beginning with Amendment No. 3 to Form S-1 filed on October 16, 2012.

Based on representations by Delek Logistics Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8 (originally filed as Exhibit 10.6)   through October 26, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel